UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                                      SEC File Number: 000-32141
                                                       CUSIP Number: 67060U 10 9

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

   (Check One):   [X] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q
                  [ ] Form 10-D  [ ] Form N-SAR [ ] Form N-CSR

                  For the Fiscal Year Ended December 31, 2011

                  [ ] Transition Report on Form 10-K
                  [ ] Transition Report on Form 20-F
                  [ ] Transition Report on Form 11-K
                  [ ] Transition Report on Form 10-Q
                  [ ] Transition Report on Form N-SAR
                  For the Transition Period Ended: _____________________

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION

Nutra Pharma Corp.
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Full Name of Registrant

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Former Name if Applicable

2776 N. University Drive
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Address of Principal Executive Office (Street and Number)

Coral Springs, FL 33065
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[_] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N- CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[_] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Nutra Pharma Corp is unable to file its Form 10 K within the prescribed period due to lack of funds.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Rik Deitsch          (954)                      509-0911
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   (Name)         (Area Code)               (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no,
identify report(s).                                               [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  [X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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 Part IV (3)

Explanation of the anticipated change in results of operations from the corresponding period for the last fiscal year, which will be reflected by the earnings statement to be included in Nutra Pharma Corp's ("we", "our" or "us") Form 10-K for the year ended December 31, 2011.

We anticipate a significant change in the results of operations for the year ended December 31, 2011 as a result of returns on sales previously reported during fiscal year 2011 and in our Form 10-Q for the 3 month period ending September 30, 2011. For the period ended September 30, 2011, we reported total sales of $651,279. As a result of product returns during the current quarter ending March 31, 2012, sales for the year ended December 31,2011 are estimated at approximately $139,744.

We also anticipate reporting a significant decrease in sales from the year ended December 31, 2011 as compared to sales for the year ended December 31, 2010. We estimate sales for the year ended December 31, 2011 at approximately $139,744 while reported sales for the year ended December 31, 2010 were reported in our Form 10K filing as $1,432,056, thereby representing a 90% decrease in sales.

                               Nutra Pharma Corp.
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                  (Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  April 2, 2012                     By:  /s/ Rik Deitsch
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                                         Its: Chief Executive Officer